SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
 Information to be included in statements filed pursuant to Rule 13d-1(c) and amendments thereto filed pursuant to
                                  Rule 13d-2(a)

                               (Amendment No. 4)*

                                CINAR Corporation
                                (Name of Issuer)

                Class B Limited Voting Common Stock, no par value
                         (Title of Class of Securities)

                                    171905300
                      (CUSIP Number of Class of Securities)

                             Robert L. Chapman, Jr.
                             Chapman Capital L.L.C.
                            Pacific Corporate Towers
                             222 N. Sepulveda Blvd.
                          El Segundo, California 90245
                                 (310) 662-1900
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)



                                 April 28, 2003
             (Date of Event That Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING  PERSONS
         I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Chap-Cap Partners, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  2,835,950

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  2,835,950

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,835,950

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.2%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Chapman Capital L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  2,835,950

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  2,835,950

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,835,950

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.2%

14.      TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Robert L. Chapman, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                      3,400

8        SHARED VOTING POWER
                  2,835,950

9.       SOLE DISPOSITIVE POWER
                      3,400

10.      SHARED DISPOSITIVE POWER
                  2,839,350

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,839,350

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.2%

14.      TYPE OF REPORTING PERSON*
                  IN

This Amendment No. 4 (this "Amendment No. 4") is filed on behalf of Chap-Cap Partners, L.P., a Delaware limited partnership ("Chap-Cap"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr., an individual ("Mr. Chapman" and, together with Chap-Cap and Chapman Capital, the "Reporting Persons") with respect to the Common Stock of CINAR Corporation (the "Issuer" or "Company") as of April 28, 2003. By this Amendment No. 4, the Reporting Persons hereby amend and supplement Items 2, 3, 4, 5, 6, and 7 of the Schedule 13D filed on December 13, 2001 (the "Original
Schedule 13D"), as previously amended by Schedule 13D/A1 filed on December 18, 2001, Schedule 13D/A2 filed on May 8, 2002, and Schedule 13D/A3 filed on December 13, 2002. Except as set forth herein, the Schedule 13D, as previously amended, is unmodified.

ITEM 2.  Identity and Background

     (a) This statement is being filed by Chap-Cap Partners, L.P., a Delaware limited partnership ("Chap-Cap"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr., an individual ("Mr. Chapman" and, together with Chap-Cap and Chapman Capital, the "Reporting Persons").

     (b) The address of the principal business and principal office of Chap-Cap, Chapman Capital and Mr. Chapman is Pacific Corporate Towers, 222 N. Sepulveda Blvd., El Segundo, California 90245.

     (c) Chap-Cap's present principal business is investing in marketable securities. Chapman Capital's present principal business is serving as the General Partner of Chap-Cap. Mr. Chapman's present principal occupation is serving as Managing Member of Chapman Capital.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Chapman is a citizen of the United States.

ITEM 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons expended an aggregate of approximately  $5,511,425.00 to purchase the 2,839,350 shares of Common Stock held collectively by them as follows: (a) Chap-Cap expended $5,503,501 to acquire the 2,835,950 shares of Common Stock held by it, and (b) Mr. Chapman expended $7,924 to acquire the 3,400 shares of Common Stock held by him personally. The Reporting Persons effect purchases of securities primarily through margin accounts maintained for them with Morgan Stanley & Co. which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. In the case of the Issuer's shares, which remain delisted from both the NASDAQ and the OTC Bulletin Board, and as such remain un-marginable at Morgan Stanley & Co., the Reporting Persons purchased the Issuer's shares with existing working capital.

ITEM 4.  Purpose of Transaction

Item 4 of the Original Schedule 13D, and amendments to such Schedule 13D filed on December 18, 2001, May 8, 2002, and December 13, 2002, are hereby amended by appending to the text thereof the following:

On April 11, 2003, following public commentary on April 9, 2003 by Issuer Chairman Robert Despres, "If they're not satisfied with me they can just kick me out ...", Chapman Capital placed a full-page, color advertisement in the Globe and Mail newspaper seeking candidates to replace Mr. Despres in the position of "Trustee of the CINAR Voting Trust." Since that advertisement was published on April 14, 2003, Chapman Capital has received over seventy inquiries by prospective trustee candidates or their representatives. On April 28, 2003, Chapman Capital submitted the finalist (the "Finalist") from its trustee search to the Issuer's founders (who are the beneficiaries of the CINAR Voting Trust) for their approval as "Replacement Trustee." Should the Finalist be approved by the beneficiaries of the CINAR Voting Trust, it is likely that a) Mr. Despres shall be fired as Trustee (followed by a brief yet highly-spirited celebration thereof by the Reporting Persons), b) Mr. Despres shall be replaced by the Finalist as Trustee, and c) Mr. Despres' reign of voting control over the Issuer finally shall come to a humiliating conclusion.

On April 21, 2003, the Reporting Persons delivered to the Issuer's Board of Directors, and several members of the Commission des Valeurs Mobilieres du Quebec, a letter (the "Petition Letter") that petitioned for the Issuer's ceasing to disregard its owners' apparent preference for the Issuer's sale and its Chairman's resignation. The Petition Letter also detailed the troubling professional backgrounds of the Issuer's recently employed Chief Executive Officer, Stuart C. Snyder, and divisional head Matt Mazer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business, affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investments in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by any one of them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by any one of them.

Except as set forth  above,  or as  previously  disclosed  on the  Original
Schedule 13D, as amended, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5.  Interest in Securities of the Issuer.

     (a) (i) Chap-Cap beneficially own a total of 2,835,950 shares of Common Stock constituting 8.2% of all of the outstanding shares of Common Stock, (ii) Chapman Capital, in its capacity as the investment manager and adviser to Chap-Cap, is deemed to be the beneficial owner of the 2,835,950 shares of Common Stock beneficially owned by Chap-Cap, (iii) Mr. Chapman is the beneficial owner of 2,839,350 shares of Common Stock (including the 3,400 shares of Common Stock beneficially owned by Mr. Chapman personally), constituting 8.2% of all of the outstanding shares of Common Stock, and (iv) collectively, the Reporting Persons beneficially own an aggregate of 2,839,350 shares of Common Stock, constituting 8.2% of all of the outstanding shares of Common Stock.

     (b) (i) The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 2,835,950 shares of Common Stock beneficially owned by Chap-Cap, and (ii) Mr. Chapman, individually, has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,400 shares of Common Stock beneficially owned by him personally.

     (c) The following transactions were effected by the Reporting Persons during the past sixty (60) days:

                                   Schedule A
                 (Transactions by Chap-Cap in the last 60 Days)


                                    Amount of       Approximate Price
Date        Security              Shares Bought   per Shares (inclusive
                                                   of commissions)
03/31/03    Class B Ltd. Voting      10,000             $2.99
            Shrs.
03/31/03    Class B Ltd. Voting       3,700             $2.51
            Shrs.
04/21/03    Class B Ltd. Voting      46,300             $2.51
            Shrs.
04/22/03    Class B Ltd. Voting      30,000             $2.41
            Shrs.
04/24/03    Class B Ltd. Voting      20,000             $2.41
            Shrs.
04/25/03    Class B Ltd. Voting      29,000             $2.34
            Shrs.


     The above transactions were effected by the Reporting Persons on the United States Pink Sheets (over the counter).

     Other than the transactions described above, no other transactions with respect to the Common Stock were effected by the Reporting Persons during the past sixty (60) days.

     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None, other than those previously described in the Schedule 13D.

ITEM 7.  Material to be Filed as Exhibits.

         Exhibit D - Joint Filing Agreement (previously filed).

         Exhibit G - Letter from Chapman Capital to Robert Despres, Chairman of the Issuer, dated April 21, 2003.

         Exhibit H - Advertisement placed by Chapman Capital in the Globe and Mail seeking replacement candidates of Robert Despres, dated April 21, 2003.

         Exhibit I - Letter from Francis Capital Management, LLC, advisor to a shareholder of the Issuer, to the Issuer's Chairman and carbon copied to Chapman Capital, dated April 21, 2003.

         Exhibit J - Letter from Francis Capital Management, LLC, advisor to a shareholder of the Issuer, to Mr. Jean Lorrain of the Quebec Securities Commission (CVMQ) and carbon copied to Chapman Capital, dated April 4, 2003

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  April 28, 2003


CHAP-CAP PARTNERS, L.P.

By: Chapman Capital L.L.C.,
         as General Partner


         By: /s/  Robert L. Chapman, Jr.
             -----------------------------------
                  Robert L. Chapman, Jr.
                  Managing Member


CHAPMAN CAPITAL L.L.C.


By: /s/  Robert L. Chapman, Jr.
    -----------------------------------
        Robert L. Chapman, Jr.
           Managing Member




/s/    Robert L. Chapman, Jr.
---------------------------------------
       Robert L. Chapman, Jr.

                                    EXHIBIT G

                        CHAPMAN CAPITAL L.L.C. LETTERHEAD



Robert L. Chapman, Jr.
Managing Member



                                                              April 21, 2003



Monsieur Robert Despres

Chairman:
CINAR Corporation
DRM Holdings Inc.
925, Chemin St-Louis
Bureau 250
Quebec City, Quebec G1S 1C1

Former Chairman:
Campeau Corp.
TMI-Educaction.com, Inc.
InfraVision LSI Inc.
CFCF Inc.
Domtar Inc.

Director:
Amisco Industries Ltd.
McWatters Mining Inc.
Nurun, Inc.
Greyvest Capital Inc.

Former Director:
Campeau Corp.
Benz Energy, Ltd.
CamDev Corporation
Tecrad Inc.
Univa Inc.
Canada Malting Co. Ltd.
Sidbec-Dosco Inc.
McNeil, Mantha Inc.

Via Electronic Mail:  dhawley@cinar.com and danielle.pare@videotron.net

Dear Monsieur Despres:

As you are well aware, since the year 2001 Chap-Cap Partners, L.P. ("CCP"), the Delaware limited partnership advised by Chapman Capital L.L.C. ("CCLLC"), has been a public owner of CINAR Corporation ("CINAR" or the "Company"). CCP's nearly 8% ownership stake makes it the Company's third largest owner behind other long term owners Fidelity Management & Research and Heartland Advisors. It should be noted that these shares were purchased with CCP investors' own hard-earned capital unlike the CINAR Directors' method-of-choice: cash-free/cash-out synthetic stock option grants (or "Performance Units" in Despres-speak). Like all of CINAR's other owners, the interests of Chap-Cap Partners, L.P. are protected by the Commission des Valeurs Mobilieres du Quebec ("CVMQ," or "QSC"), to which Francis Capital Management, LLC recently sent a comprehensive compilation of shareholder petitions (the "Petition" or "Petitions") mandating your resignation and the expeditious auction of the Company. In the balance of this six page communique to you and the CVMQ, CCLLC shall plead the incontrovertible and factually-based case against a) your remaining as CINAR's Chairman of the Board and b) Mr. Stuart C. Snyder's highly risky growth strategy.

After reviewing CINAR's deceptive press releases of April 9, 2003 (the "Petition Rebuttal") and April 14, 2003 (the "Floating Head Response"), I am quite certain that you and the balance of your hand-picked Board actually want to believe that I enjoy battles for corporate control such as the one surrounding CINAR. Given his WrestleMania heritage (however brief his tenure there may have been), CINAR CEO Snyder must fancy himself as some sort of ganglionic defender of the aged, helpless Mr. Magoo-like figure playing the role of the Company's chairman. Consequently, I am willing to play along with Mr. Snyder and even go so far as to grace him with his own professional wrestling "character": Stuart "the Rook" Snyder. Naming his character was facilitated by Mr. Snyder's lack of extensive experience with animation production. Should "The Rook's" career at CINAR end as suddenly as it did at World Wrestling Federation Entertainment (WWF) or USA Home Entertainment, I am hopeful that WWF superstar "The Rock" will be kind enough to underwrite a prequel to his own mega hit about an Egyptian cadaver coming back to life (no inference to Despres intended). At the risk of stating the obvious, "Stuart `The Rook' Snyder" could debut in what some may consider an autobiographical tale, entitled "The Dummy," if Chapman Capital had the naming rights.

Please allow me to address certain misleading points from the Petition Rebuttal:

Despres/Snyder Fallacious Claim 1: The Francis Petition was signed by only "several of CINAR's Limited Voting (Class B) shareholders." Counterclaim 1: The Francis Petition was signed by nine (not several) advisors to certain mutual and hedge funds, each of which has as many as 45,000 (Heartland Advisors) individual beneficial owners. In addition, I believe that you are aware that a number of other institutions, which in turn indirectly represent thousands of additional CINAR shareholders, transmitted side-communications (in written and telephonic form) submitting similar mandates as were contained in the Petition. Thus, between the Francis Petition and other similar communications to you and the QSC, tens of thousands of direct and indirect CINAR shareholders, through investment advisors such as Heartland Advisors, Fidelity Investments, and Chapman Capital L.L.C., have demanded your replacement as Chairman of the Board and the sincere and methodical auction of CINAR. This highly democratic vote for your resignation is in striking contrast to the delusional and misleading implications of Fallacious Claim 1.

Despres/Synder Fallacious Claim 2: "It is important to point out that approximately 15.3 million of the Limited Voting (Class B) shares were voted in favour of the [incumbent] Board of Directors." Counterclaim 2: As there are over
34.7 million Limited Voting Class B shares outstanding, it is more important to point out that even without any dissidents soliciting proxies to vote against the incumbent Board (a waste of time and money given your personal discretion over the controlling Class A share block), the incumbent Board was still unable to get the votes of a majority (17.4 million) of the CINRB Class B shares. Moreover, since the beneficial owners of the Class A shares (CINAR's founders) have requested your resignation and thus likely would have voted against you and the other directors' re-election, had their shares been voted by them on a one share-one vote basis and those votes been added to the approximately 12 million Class B shares that abstained or voted against the incumbent slate, approximately 2 million more shares would have abstained or voted against the incumbent Board than voted in favor of its re-election1.

Despres/Snyder Fallacious Claim 3: "The Board of Directors of CINAR rejects this [emphasis added] proposal received on April 8, 2003 ..." Counterclaim 3: As no proposal within the Petition was made to the Board of Directors of CINAR, and the word "proposal" is not used earlier in the Petition Rebuttal, Chapman Capital L.L.C. and many other CINAR owners are baffled as to what exactly you and the Board thought you were rejecting. The Petition was delivered to the CVMQ's Mr. Jean Lorrain, who in turn forwarded it to the person superceding him in regulating the CINAR affair, Ms. Josee Deslauriers. Thus, please enlighten CINAR's owners of whatever proposal was presented for your approval or rejection so that we are all in on the joke.

Given the Board's track record, CINAR's owners shouldn't have been surprised by the April 9th Petition Rebuttal and the April 14th Floating Head Response. Indeed, I have become accustomed to hearing and reading your inanities since CINAR's founders arguably made the five-year, quarter-million dollar mistake of retaining a washed-up bureaucrat as Trustee. As much as I would like to believe that the many errors of your Petition Rebuttal are the lamentable side effects of a decaying mind, instead I fear that your behavior has at its root another part of the human psyche: greed. I find myself easily persuaded by the argument that what drives your seemingly anti-shareholder behavior is the desire to perpetuate, for as long as humanly possible, various CINAR-related arrangements that result in payments to you in excess of $100,000.00/year. In addition, having structured and delivered the cash-free/cash-out synthetic stock option grants, an even larger cash payoff could be engineered by you and the rest of the Board following the re-listing of CINRB shares. Chapman Capital and numerous other advisors to CINAR owners are convinced that this potential stock option jackpot is the true motive underlying your stubborn efforts to steer down
"Re-listing Avenue" in place of the auction strategy preferred by CINAR's owners.

The structure and quantity of the cash-free/cash-out synthetic stock options granted and received by CINAR's Board seems to be an egregious betrayal of that body's fiduciary duty to the Company's owners. These synthetic stock options were designed in such a way that a sharp but unsustainable spike in CINRB's illiquid shares could deliver millions of dollars of cash payouts to you and the rest of the Board. Unlike the CINAR owners you pretend to represent, in order to cash-out on the share's appreciation you and the Board do not have to invest a single dollar nor sell option-acquired shares into the illiquid market for CINRB shares. Instead, you have designed a mechanism that appears to be CINAR's version of the everyday ATM machine. Those privileged enough to have received these synthetic stock options need only exercise them during a market or takeover-induced spike in the shares2, and CINAR's treasurer will be obligated to cut checks totaling multi-million dollars to those directors and officers extending their greedy fingers. For example, if over the next few months CINRB shares were to escalate to US$4.15/share due to a successful acquisition offer, CINAR CEO Stuart Snyder can send a letter to the Company and demand a cash payment of US$1,040,293.04 (on top of a probable change-of-control golden parachute involving the full US$1.5 million payout of his three-year guaranteed salary). Somehow, the Board felt this fair compensation for a man who according to sources was serving as a "consultant" following the abrupt termination of his employment with the World Wrestling Federation. Maybe the Board felt like sharing the wealth that they personally would derive from such a takeover, as in the scenario above each of you and your fellow directors would receive US$104,029.30 from exercising cash-free/cash-out synthetic stock options.

I hope that you and the rest of CINAR's Board do not consider the Company's owners so clueless as to believe that such a hypothetical takeover was not predictable at the time of the synthetic cash-free/cash-out stock option grant. On January 22, 2002, only several months before this egregious synthetic option grant, CINAR, represented by Merrill Lynch Canada for an auction engagement, itself put out a news release announcing that "the Company is receiving enquiries in respect of the sale of its divisions." It has been circulated in the press and market for well over a year now that acquisition interest continues to come from Michael Hirsh -- founder of Corus Entertainment's Nelvana Ltd. subsidiary, Haim Saban -- former Fox Kids Europe chairman and current chairman of Saban Capital Group, and HIT Entertainment PLC's Gullane Entertainment subsidiary. Should one of these parties succeed in acquiring CINAR in part or in its entirety, such an outcome would be attained in spite of the Board's rumored sandbagging, making your rich payday all the more undeserved.

CINAR's shareholders appear to have reason to be terrified of the Snyder/Mazer regime being foisted upon them by Robert Despres. Stuart Snyder's resume seems littered with managerial failures, making his professional life something akin to a "B Movie." On June 4, 2000, Video Store magazine ran a story chronicling the abrupt end to Mr. Snyder's career at USA Home Entertainment headlined "Changing Landscape of USA : Stuart Snyder Out As President After Just Seven Months." Reporter Seth Goldstein went on to write, "Stuart Snyder and USA Home Entertainment were not a match made in heaven. Last week, Snyder resigned as president of the video unit of USA Films just seven months after he started. Although rumors had been circulating for some weeks, his departure was unexpected, says USA Films spokeswoman Kristin Foster: `It all happened rather suddenly,' she says." After talking to a variety of industry players who have dealt with Mr. Snyder, we have concluded that you committed US$1.5 million of CINAR's owner capital to employ a man who can be labeled a "born salesman" at best. Moreover, according to those who have spoken with a co-founder of the WWF, Mr. Snyder's "inability to do two things at once" and an apparent botching of WWF's DirecTV pay-per-view negotiations surrounded his forced resignation in 2001.

Matt Mazer, hired as CINAR's new head of Live Entertainment (the latest act of brilliance by dynamic duo Robert Despres and Stuart Snyder), seems to have a troubling professional past as well. In January 1994, Mr. Mazer (via Nest Entertainment) somehow convinced Stuart Snyder to utilize Turner Home Entertainment's (THE) cash resources to acquire the U.S. and Canadian home video rights to Mazer's animated feature "The Swan Princess." If one hasn't heard of "The Swan Princess" (plot line: a power hungry sorcerer transforms a princess into a swan by day in this tale of everlasting love) it may not be due to a dearth of cinematic knowledge. Rather, it may be due to the fact that this $35-40 million (production/marketing costs) film fiasco released by New Line Cinema in November 1994 grossed only $9.8 million despite significant marketing and product tie-ins.3 Mazer's swooning "Swan," reviewed as mostly "trite and uninspired,"4 laid an egg seemingly so rotten that its 1,400-print debut was "squashed" by a Disney animated re-release.5 Yet, at the time Mr. Snyder signed up THE to distribute what some have called "the Swan bomb," Mazer seemed certain that "The Swan Princess" was going to be a "smash hit." "Stu Synder and the dynamic new team at Turner Home Entertainment have the talent and commitment to make 'The Swan Princess' a home video smash hit," said Mazer. "We believe in the growing power of Turner synergy. In fact, it was our video discussions with Turner Home Entertainment that ultimately led to our theatrical deal with New Line Cinema."

I challenge anyone reading this letter to find a copy of the Swan Princess in their home video collection despite Snyder's claim to have "achieved a very high level of sales on this product."6 Moreover, as CINAR is not in the business of entertainment distribution (lacking the required sales network possessed by THE), and instead finds itself in the business of entertainment production (Caillou, Arthur, Zoboomafoo), the level of Swan Princess home video sales is not particularly relevant to the Company. The impression that Mr. Snyder appears to have left behind him at THE was that "he isn't as good as he advertises himself."7 I find it notable that Columbia TriStar's direct-to-video Swan Princess II (Escape from Castle Mountain) and III (Mystery of the Enchanted Castle) both seem to have been produced without Mr. Mazer's name on their list of credits. Unlike Mr. Snyder, it does seem that some businessmen like Swan Princess director Richard Rich8 (director of Disney's "The Fox and the Hound" and "The King and I") learn from their mistakes.

Even though Mr. Mazer's animation deal with Snyder took what has been called a "Swan Dive," some six years later the two hooked up again after each had moved onto their next career experiments. By 2000, Snyder was long gone from Ted Turner's shop and found himself working with the circus. Mazer's production career found itself in the Swan Princess's dust and, as is often the case during these "transitional" employment periods, he had reinvented himself as a "consultant," doing business as "Brand Leverage Inc." Once again playing with "other people's money" (this time the dollars of circus entrepreneur Kenneth
Feld), to whom did Stuart Snyder turn for assistance? You may have guessed correctly -- none other than one Matt Mazer. According to our sources, one of the asinine production ideas proposed via the Snyder/Mazer twosome was an animated television series about the circus. Fortunately for Mr. Feld, his precious capital was not wasted on this and several other inane product extensions that were considered during the Snyder era.

Also sending sub-zero chills through CINAR owners' veins was the recent discovery that Mr. Mazer had been tied up in British court with litigation over ownership rights to 100,000 feet of film shot for the other unsuccessful Matt Mazer production, "Dream Dancer - Lord of the Dance." Though I wish I were kidding given Mr. Mazer's recent employment contract at CINAR, his "Dream Dancer
- Lord of the Dance" a) was intended to be a quasi-autobiographical feature film about flamboyant Irish-American dancer Michael Flatley ("Riverdance"), b) has been in the works for almost three years, c) has gone through three directors,
d) finds Mazer publicly denying that money is owed, and e) has yet to be completed.9 When asked about the budget for the absurdly-conceived "Lord of the Dance" years before it became apparent that it may be a total bust, Flatley deferred to the film's producer, Mr. Mazer, who said it would be "over $20 million and that it would be raised from `private equity and tax-advantaged investments.'"10 Ominously, it now appears that Mr. Mazer has found himself a captive source of cash to fund more risky productions - CINAR's very own checking account. Who knows what poorly-conceived and executed shows CINAR's corner-office clowns will attempt to produce now that Mr. Despres has handed control of tens of millions of CINAR's cash to their oversight.

CINAR Corporation deserves to have a CEO with a) millions of his own previously-earned capital on the line, b) expertise in educational publishing and/or animation production, c) no troubled past as a former executive with the World Wrestling Federation, USA Home Entertainment and defunct Live Entertainment/Carolco Pictures, d) no instincts toward attracting "re-treads" like himself to the Company's payroll, and e) permanent residency in Montreal, Quebec. On this final score, it is implausible to many CINAR owners that the most qualified leader Mr. Despres could find was one who serves as a quasi-absentee CEO. Despite almost a year passing between your usurping the Chairman's position and Mr. Snyder's hiring as CEO, somehow CINAR's Board appears to have rushed into hiring Mr. Snyder because it felt that it had to "find someone fast."11 I truly hope that CINAR's Board hasn't bought into Mr. Snyder's reported claims to be planning a permanent relocation to Quebec. Surely, conducting even cursory due diligence on Mr. Snyder would have led Mr. Despres to discover reports that he left the circus in October 1999 for USA Home Entertainment "in part because he missed living in New York."12 Thus, given that Mr. Snyder succumbed to the urge to move back to New York City from Vienna, VA, what are the odds CINAR can count on him to move to and remain in an entirely different country? CINAR's owners need a CEO who, in exchange for indirectly taking out of their wallets a US$1.5 million cash compensation package and over 700,000 cash-free/cash-out synthetic stock options, simply will commit to living in the same city as CINAR's headquarters. With Mr. Snyder already having on his record the "missing living in New York" issue, why didn't Mr. Despres insist that Mr. Snyder relocate to Montreal BEFORE he could begin the job as CINAR's CEO? It is not as if Mr. Despres actually had been "able to attract a person of [exceptional] abilities and vision" from an existing position as a successful, highly-paid public company executive. To the contrary, our sources tell us that Mr. Snyder's career predicament hardly involved any such job security at the time Mr. Despres offered him a US$1.5 million/synthetic stock option employment opportunity.

CINAR shareholders are terrified that Mr. Snyder will repeat the "aggressive acquisition strategy"13 used while he remained employed at Turner Home Entertainment (THE) and as President of World Wrestling Federation Entertainment
(WWF), following his departure from now-bankrupt Live Entertainment/Carolco Pictures. From a legal standpoint, Chapman Capital L.L.C. is highly disconcerted by Mr. Despres' unsubstantiated statement that "Mr. Snyder has a track record as both an excellent manager and a fine entrepreneur." It appears that CINAR's deplorable (vs. venerable) Chairman failed to check references at USA Home Entertainment and public filings related to WWF, among other sources. Specifically, our legal counsel demands an explanation from the Board as to how CINAR could have issued a public press release and filed with the U.S. Securities and Exchange Commission a statement that "in [Snyder's] term with WWF, company revenues and EBITDA increased significantly."13 In the fiscal quarter in which Mr. Snyder's June 2000 employment with the WWF was announced (1QFY2001 ending July 28, 2000), WWF reported $102 million in revenues, EBITDA approaching $24 million, and EPS of 22 cents, 14 all of which buttressed a healthy stock price of around $17. However, not only did these metrics not "increase significantly" during Snyder's WWF tenure, but in his last full fiscal quarter (2QFY2002 ending October 26, 2001) of short-lived WWF employment, sales barely topped $98 million (down 12% year/year), EBITDA had disintegrated to $8.4 million (net income down 49% year/year), and EPS had shriveled to 7 cents. 15 Shareholders who had trusted Mr. Snyder as WWF President found themselves getting body-slammed, with WWF's stock tumbling some 35% below its level at the time of Snyder's arrival. Nobody with whom I have spoken regarding Mr. Snyder's performance at World Wrestling Entertainment considers it a coincidence that his employment there terminated around the same time as these disastrous financial results.

With your replacement as Trustee of the CINAR Voting Trust inevitable, you have little time to salvage what is left of your crumbling professional reputation. You would be wise to obtain the immediate resignations of CINAR CEO Stuart Snyder and division head Matt Mazer, and then resign yourself as CINAR Chairman and Trustee of the CINAR Voting Trust. Just as the apparent lack of due diligence by CINAR's founders underlies your current status in those roles, it appears that you failed in your duty of due care by simply accepting someone's word regarding the professional backgrounds of Mr. Snyder and Mr. Mazer, apparently without obtaining any confirmation. Given that Mr. Mazer's "smash hit" projections for the "Swan Princess" and "River Dancer" were anything but on target, why should CINAR's owners give him the key to the Company vault so that he and Mr. Snyder can attempt to resuscitate their careers with risky, imprudent gambles? If Messrs. Snyder and Mazer are looking for equity capital to finance their entertainment fantasies, it should not be CINAR's owners' hard-earned cash honey pot into which they dip their undisciplined corporate hands. The time has come for you to understand that CCLLC's "denigration" of the professional (vs. personal) activities of you and these executives is based on your checkered professional backgrounds, and not any personal vendetta to which you conveniently ascribe my vituperative yet factually-supported attacks.16 Not once has any member of Chapman Capital made a derogatory comment about your personal background or activities, or those of CINAR's other Board members. Frankly, we couldn't care less about your personal life unless somehow it deleteriously effects your professional deportment as CINAR's Chairman. Thus, the next time you accuse me of "personal denigration," be sure that you can back it up with even a single example.

If you and the rest of CINAR's Board are so confident that CCLLC's professional criticisms are off-base and that Mr. Snyder's "growth strategy" is a sound one, then on behalf of CINAR's owners we demand that you "put your money where your mouth is." Simple logic dictates that if you truly believe that a) takeover bids for CINAR in the rumored C$5.00-$6.50/share range are "bargain basement,"16 and
b) "the newly created Live Entertainment Division would contribute greatly to CINAR's future growth and profitability,"16 leading you to conclude that Mr. Snyder's vision will lead to c) "an increased share price that would be in the range of C$10.00,"17 then you, Mr. Mazer and the rest of CINAR's Board should tap your own rich sources of capital to acquire CINAR for C$0.01/share more than the highest "bargain basement" price achieved during an open auction for the Company. Surely, if Messrs. Mazer, Snyder, Despres and the rest of CINAR's Board truly have created reputations and wealth as savvy businessmen, raising financing for such a small acquisition would be a low hurdle to overcome. As the Managing Member of Chapman Capital L.L.C., which in turn has a fiduciary duty to sizable CINAR Class B owner Chap-Cap Partners, L.P., I hereby deliver to you my written support for such a management buyout. Moreover, having spoken with advisors representing a solid majority of CINAR's ownership, I could not be more confident that such majority would join Chapman Capital L.L.C. in approving that penny price-topping transaction.

Mr. Despres, the gauntlet has been thrown down once again. Halt weak attempts at Jedi mind tricks that only a wannabe-Yoda would force upon the CVMQ and the public shareholders whose interests it is designed to protect. Cease your reckless gambling of CINAR's owners' savings at once. Back up your words with your and the Board's own money or back out of your Chairmanship of CINAR Corporation. The choice is yours.

                                                          Very truly yours,

                                                          [/s/ _____________]

                                                          Robert L. Chapman, Jr.

cc:    CINAR Board of Directors:

       Marcel Aubut
       Normand Beauchamp
       Fernand Belisle
       Gordon Craig
       Fernand Belisle
       Gordon Craig
       Lisa De Wilde
       Pierre Desjardins
       Douglas Holtby
       Stuart C. Snyder

       Commission des Valeurs Mobilieres du Quebec:

       Ms. Josee Deslauriers (Dir: Capital Markets)
       Ms. Barbara Timmins (Dir: Communications)

ENDNOTES

1 Under Canadian law, proxy-holders can only vote in favour or abstain, so those votes against the Board's re-election were considered spoiled.

2 In the event of a "change of  control"  (as  defined in the  Performance  Unit
Plan), all outstanding Performance Units will fully vest and be exercisable and the condition relating to achieving a certain multiple in order to exercise the Performance Units will no longer apply (Source: 2003 CINAR Annual Meeting Proxy Statement).

3 Daily Variety, "The Swan Princess: Escape from Castle Mountain,"July 22, 1997

4 A film review by James Berardinelli in ReelViews, November 18, 1994

5 Montreal Gazette, "Not to be Outdone," November 2, 2001

6 "Very high level of sales" is a qualifier some would reserve for home video successes such as The Lion King, Shrek, etc.

7 Revue Commerce, "Caillou in the Ring," by Gilles de Roberts, April 2003

8 Burbank, Calif.-based Rich Animation Studios is owned by Irving-based Nest Entertainment

9 New York Times, "In Your Dreams, Dancer," October 3, 2002; and The Express, "Flatley Film in Fees Fracas" by Kathryn Spencer, Julie Carpenter & Kate Bohdanowicz, September 27, 2002

10 The Irish Times, "Flatley Set to Make Leap from Stage to Cinema in New Film," May 16, 2000

11 Revue Commerce, "Caillou in the Ring," by Gilles de Roberts, April 2003

12 New York Times, "Taking a Brand Beyond the Center Ring" by Roy Furchgott, March 12, 2000, Section 3/Page 4/Column 1

13 CINAR press release announcing Snyder's employment, February 11, 2003

14 World Wrestling Federation Entertainment, Inc. Form 10-Q filed with the Securities & Exchange Commission September 11, 2000

15 World Wrestling Federation Entertainment, Inc. Form 10-Q filed with the Securities & Exchange Commission December 10, 2001

16 CINAR press release "Deploring Chapman's Tactics of Personal Denigration," April 14, 2003

17 CINAR press release "Responding to Petition by Francis Capital Management, LLC," April 9, 2003

                                    EXHIBIT H

                                   HELP WANTED

                          Replacement of Robert Despres
                      As Trustee of The CINAR Voting Trust

                        [Floating Head of Robert Despres]

       Robert Despres, Chairman of CINAR Corporation (for the time being):
 "If they're not satisfied with me they can just kick me out ..."
                                - April 9, 2003


Chapman Capital L.L.C. Required Qualifications:
o        Clear Comprehension of a Chairman's Duties to Public Shareholders
o        Risk Management (Cannot be a "Pie-in-the-Sky Pipe Dreamer")
o No Past Involvement as an Executive or Director of a Professional Wrestling Organization, the Circus or Any Company That Has
         Become Insolvent


Applicants for the Trustee Position Should Be Aware that the Current CINAR Directors With Whom They Will Be Dealing Are as Follows:
o        Marcel Aubut:  Partner, Heenan Blaikie LLP
o        Normand Beauchamp:  President, Capital NDSL Inc.
o        Fernand Belisle:  Consultant, 19 FB Inc.
o        Gordon Craig:  President, Craigco Inc.
o        Lisa de Wilde:  Fmr. Division President/CEO, Astral Media Inc.
o        Pierre Desjardins:  Chairman, TouchTunes Music Corporation
o        Douglas Holtby:  President/CEO, Arbutus Road Investments Inc.
o        David Simon:  Fmr. Head, DreamWorks Television Animation

Compensation: Chapman Capital L.L.C. Has Identified Over $250,000.00 in Agreed CINAR-related Payments to Be Made to Current Trustee

                          [Chapman Capital L.L.C. Logo]

          CONTACT: Please call (310) 662-1900 with qualified candidates

                                    EXHIBIT I
                  [Francis Capital Management, LLC Letterhead]

April 21, 2003

Board of Directors
CINAR Corporation
1055 Rene-Levesque Est
Suite 900
Montreal, Quebec
Canada

Dear Board Member:

We were extremely alarmed by CINAR Corporation's ("CINAR" or "the Company") press release dated April 9, 2003 (the "Petition Rebuttal") that followed the 2003 Annual Meeting. In the Petition Rebuttal, Mr. Despres purports to "set the record straight" on a variety of issues related to the Petitions ("Petition" or "Petitions") recently submitted by Francis Capital Management, LLC ("FCM") to the Quebec Securities Commission ("CVMQ"). However, the Petition Rebuttal actually illustrated the serious conflict that exists between (i) Mr. Despres' swashbuckling attempt to "rebuild" the Company by gambling CINAR's capital through risky investments in the Entertainment Division and (ii) CINAR owners' desire to maximize the Company's value through an expeditious sale to the highest bidder. We are writing today to further discuss the Petitions and the case against the "rebuilding" of CINAR through investment in its money losing Entertainment Division. Below we shall discuss the following points of evidence:

1. Signed Petitions favoring the sale of the Company and the replacement of Mr. Despres, combined with shares owned by entities in favor but restricted from signing such documents, prove that owners of a majority of CINAR's Class B shares favor a strategy diametrically opposed to that adopted by the Company.

2. CINAR's failure to secure approval votes for the Board's reelection from the majority of the Class B shares reinforces Point 1 above. Further, CINAR's receipt of written disapproval votes (via "against" or "abstain" votes) for the Board's reelection by the owners of more cumulative Class A1 and Class B shares than those who expressed written approval reinforces Point 1 above.

1 Mr. Despres received a written request dated December 23, 2002 from owners of the majority of CINAR's Class A shares for Mr. Despres' resignation as Trustee of the CINAR Voting Trust. This presumably indicates that these owners would have voted against the present Board of Directors.

3. CINAR's long-term owners, the majority of which support the sale of CINAR and the replacement of Mr. Despres, are relatively early participants in the Company's turnaround. CINAR's Chairman, involved in what he considers to be a "game", arrived at CINAR in the short-term. Mr. Despres' refusal to consider CINAR owners' interests while pursuing his risky business strategy is reminiscent of a Swashbuckling Pirate who has commandeered a ship against the wishes of the ship's owners and is determined to sail the ship into stormy seas.

4. CINAR risks permanently destroying substantial equity capital by entering into shareholder defiant transactions involving related parties.

5. CINAR's cash-free / cash-out synthetic stock option (Performance Unit) plan involves a potential transfer of windfall profits from CINAR's owners to its Board of Directors.

_____________________________________________________________________

Point 1: Signed Petitions favoring the sale of the Company and the replacement of Mr. Despres, combined with shares owned by entities in favor but restricted from signing such documents, prove that owners of a majority of CINAR's Class B shares favor a strategy diametrically opposed to that adopted by the Company.

FCM began to investigate the views of other CINAR owners regarding the Company's strategic direction by informally polling institutional shareholders. Although FCM did not attempt to obtain the consensus of a majority of Class B shareholders, it quickly discovered that virtually every such owner with whom it spoke supported the expeditious sale of CINAR as the optimal means to maximize shareholder value. The underlying rationale of these owners was that Mr. Despres' support of CINAR's allocation of scarce corporate resources to an entertainment business that had proven to be consistently unprofitable (on an unsubsidized basis) was too great a risk for shareholders to bear. Moreover, to have such a strategy implemented by a man with troubling professional credentials, and who was not even a resident of the country in which CINAR operates, exacerbated the risk of the strategy itself. The October 2002 cash-free / cash-out synthetic option grant was also of concern to this dissenting majority, particularly since the director grantees had structured the options such that no investment of their personal capital was at risk while potentially transferring windfall profits to themselves.

FCM decided to submit the Petitions to the CVMQ because it serves as the Canadian entity entrusted to protect the financial interests Quebec-registered public company shareholders. Our firm was concerned about market rumors that the CVMQ potentially misunderstood the desires of the majority of CINAR's owners as a result of campaigning by Mr. Despres and his handpicked Board of Directors. Accordingly, the Petitions provided the following Mandates:

Mandate 1: The Sale of CINAR Corporation

CINAR Corporation, which on January 23, 2003 publicly announced in its Semi-Monthly Status Update that it had retained Merrill Lynch & Co. and was "receiving enquiries in respect of the sale of the Company...[and would] hold discussions, enter into confidentiality agreements and possibly negotiations with interested parties in this connection", is to be sold to the highest cash bidder in a formal auction conducted by its financial advisors, subject to the approval of the majority of the Limited Voting (Class B) shares.

Mandate 2: The Replacement of Mr. Robert Despres as Trustee of the Voting Trust Agreement

It is the Undersigned's understanding that the owners of 5,011,450 Variable Multiple Voting (Class A) shares of CINAR Corporation have requested the resignation of Mr. Robert Despres as the Trustee of an entity holding voting rights to such shares (the Voting Trust). Despite the fact that such request to resign is permissible under the terms of the Voting Trust Agreement, Mr. Despres apparently has rejected this request. It is our understanding that Mr. Despres has defended this rejection by claiming that his resignation would accrue to the detriment of the Limited Voting (Class B) shareholders. Contrary to this contention, the Undersigned believes that the interests of the owners of the Limited Voting (Class B) shares would be best served by the replacement of Mr.
Despres as both the Trustee of the Voting Trust and as Chairman of CINAR Corporation. The undersigned has come to this conclusion following a review of Mr. Despres' professional background as a fiduciary and, more importantly, his performance since becoming involved with CINAR Corporation almost one year ago.

Although the Petitions obviously were non-binding on the CVMQ and the Company, it was our assumption that any fiduciary for such Petitioners would recognize the obvious conflict between these owners' mandates and the Company's announced strategic course. Accordingly, we assumed that upon learning that a majority of the Class A and Class B shareho lders were supportive of an auction of the Company, CINAR's Board would take all actions which furthered such a goal (e.g. avoiding entering into new lines of business and expensive new employment contracts). Unfortunately, CINAR's Board continued to disregard the Company's owners, stubbornly moving ahead against the owners' wishes.

In the Petition Rebuttal, CINAR comments repeatedly that the shares underlying the Petitions do not represent a majority of the Class B shares. As stated above, FCM did not attempt to accumulate Petitions from a majority of Class B shares. Rather, the goal was to provide written evidence that virtually every large (and thus easily contacted due to public holding disclosure requirements of large institutions) Class B shareho lder allowed to sign such a legal document would do so. Please note that CINAR's largest and longest-term institutional owner (Fidelity Management and Research, with a 14% stake), among other significant owners, was prevented from signing the Petition due to the firm's internal guidelines preventing "voting" in any format other than an official proxy ballot. Such largest shareholder reportedly did abstain from voting for the Board's reelection at CINAR's Annual Meeting, representing the most disapproving message that it could send the Company, given Canada's prohibition of "against" votes on proxy cards. Moreover, it is our understanding that other major shareholders that did not sign a Petition preferred to send "side letters" to the CVMQ communicating equivalent desires.

Should CINAR's Board of Directors doubt that a majority of CINAR's beneficial owners favor an expeditious sale of the Company, it should hold a special meeting during which CINAR's beneficial owners can vote formally on the future strategic direction of the Company. Based on my recent telephone conversations, I am highly confident that these majority owners would vote for a sale of CINAR for the highest price presently available.

Point 2: CINAR's failure to secure approval votes for the Board's reelection from the majority of the Class B shares reinforces Item 1 above. Further, CINAR's receipt of written disapproval votes (via "against" or "abstain" votes) for the Board's reelection by the owners of more cumulative Class A and Class B shares than those who expressed written approval, reinforces Item 1.

The Petition Rebuttal attempts to inflate the importance of the fact that holders of 15 million Class B shares voted in favor of the Board's reelection at the Annual Meeting. However, such 15 million shares represented materially less than 50% of the outstanding Class B shares. Additionally, over 12 million Class B shares, or 34% of the Class B shares outstanding, effectively voted for non-approval the Board's reelection through either abstentions or "spoiled" (against) votes. Furthermore, as it has been reported that beneficial owners of over 5 million Class A shares have sought the removal of Mr. Robert Despres as Trustee of the CINAR Voting Trust, it appears logical to conclude that a majority of the shares voted on a pari passu basis would have been on the side of rejecting the Board's reelection. A board of directors that does not enjoy the support of a majority of the Company's owners should terminate any proposed strategies that appear contrary to the interests of these owners.

The lack of majority support for the Board's reelection is tantamount to the lack of support for the Board's "growth" strategy currently being pursued. This failure to garner majority approval is even more notable given that CINAR sent proxy cards accompanied by a proxy statement recommending approval of the Board's reelection, which dissident shareholders made no efforts to refute by proxy or telephonic efforts. This failure to obtain majority shareholder support for the Board is a clear indication that the business strategies being pursued are contrary to the interests and wishes of the Company's owners. While Mr. Despres' inability to persuade the majority of CINAR's Class B shareholders is something of a personal embarrassment, I would hope that the Board would use such a tally to conclude that CINAR's owners disagree with the "rebuilding" strategy being promoted.

Point 3: CINAR's long-term owners, the majority of which support the sale of CINAR and the replacement of Mr. Despres, are relatively early participants in the Company's turnaround. CINAR's Chairman, involved in what he considers to be a "game", arrived at CINAR in the short-term. Mr. Despres' refusal to consider CINAR owners' interests in pursuit of his risky business strategy is reminiscent of a Swashbuckling Pirate who has commandeered a ship against the wishes of the ship's owners and is determined to sail the ship into stormy seas.

The Petitioners are comprised of long-term CINAR shareholders. To my knowledge and belief, each Petitioner has owned CINAR shares for well over one year - longer than Mr. Despres has been associated with the Company in any capacity. The Petitioners' long- term status makes a mockery of Mr. Despres' lame attempt to categorize them as quick buck artists in his contemptuous references to "venture (sic) funds and other shareholders who bought CINAR shares late in the game and only want to liquidate the Company for a quick profit." In our view, Mr. Despres appears to be nothing more that an overpaid
Buccaneer who swung onto CINAR's ship late in its journey to shareholder maximization. In fact, the primary party we can identify making a buck off of CINAR is Mr. Despres himself, given his receipt of over $100,000 during the last 12 months for what is at best a part time job.

Mr. Despres' behavior is reminiscent of a Swashbuckling Pirate who commandeers a ship owned by absentee owners during a hurricane, under the auspices that he will sail the ship safely into a snug harbor. Without permission and against the will of the ship's owners, this Buccaneer turns the ship towards stormy seas, misguiding its owners with a Siren song of regaining the riches lost in the storm of three years past. Despite the fact that the owners desperately instruct the Buccaneer to stay the steady course since the risk of loss is far greater that the rewards being sought, the Buccaneer hands over the wheel to his First Mate (Mr. Stuart Snyder) with stern instructions to head towards the blackest clouds on the horizon (Entertainment Production). With the vision of recent losses fresh in their minds, the ship's owners cry to the maritime authorities (CVMQ) for help, begging for their approval in removing the Interloper who they mistakenly had hired.

We expect the tale to conclude with the maritime authorities heeding the owners' cry for help, approving the replacement Captain presented and delivering him to the ship's helm. All will be right in the world once again as the new Captain gently guides the ship back to port (an expeditious sale).

Mr. Despres' only argument against selling the Company appears to be his belief that the only beneficiaries thereof will be those who bought stock at relatively low prices over the past year. Obviously, every CINAR shareholder will receive identical financial consideration in a sale scenario. I sincerely hope that members of CINAR's Board of Directors are sophisticated e nough to understand that the amount of time and money underlying share ownership is completely irrelevant in determining the best risk-reward strategy for a particular company. Moreover, shareholders do not enjoy any incremental legal rights or standing because they have a higher share cost than other shareholders. Despite these facts, it is my understanding that CINAR's three largest shareholders, who own a cumulative 15 million shares (over 35%) and acquired most of these shares prior to the scandals, a ll favor the sale of the Company.

As FCM discussed in its letter accompanying the Petitions, the expeditious sale of the Company is in the best interests of all shareholders due to the tremendous risks accompanying allocating additional capital to CINAR's money losing Entertainment Division. As any legitimate player in entertainment industry knows, there is a surplus of animated and live action content flooding distribution channels worldwide. In our view, CINAR's Board of Directors should be focused on achieving the highest possible riskadjusted return on owners' capital. Correspondingly, the Board should consider only projects that have an acceptable annualized return on capital with extremely low risk. Given that most Entertainment Division projects are by definition extremely high in risk (as forward sales of such content are not secured prior to production), the Board should reject plowing scarce capital into such endeavors. Unfortunately, management has an asymmetric risk-reward profile in their choice of projects as they receive a huge payday if they are lucky enough to obtain a "hit" production (e.g. The Lion King) but receive little financial punishment (as they own no stock) if such productions appear to flop (e.g. CINAR's new Live Entertainment President Matt Mazur's The Swan Princess). Due to the cash-free / cash-out synthetic stock option plan, management has huge incentive to gamble on risky productions in order to increase the odds of a hitting a personal jackpot. In contrast, CINAR's owners want to preserve as much of the Company's existing value that remains following countless years of Entertainment Division losses.

In the Petition Rebuttal, Mr. Despres bizarrely equates selling the Company with letting it deteriorate. He unintelligibly states that "[t]he vulture funds and other shareholders represented by Mr. Francis seem to be recommending that the Company be left to deteriorate while hoping it can be sold in the near term for their own immediate gain regardless of the interest of shareholders who held shares in the Company prior to the 1999 and 2000 scandals". First, the denunciation of the Petitioners as "vulture funds" is inappropriate as CINAR is far from a rotting corpse, and this blasphemy merely exposes Mr. Despres' personal contempt for those CINAR owners who have demanded his removal. Second, we obviously have no interest in seeing the Company deteriorate in any fashion, as this will decrease the value of our investment.

Point 4: CINAR risks permanently destroying substantial equity capital by entering into shareholder defiant transactions involving related parties.

In the Petition Rebuttal, Mr. Despres states that FCM falsely contended CINAR has agreed to purchase a live entertainment company from a related party. Mr. Despres does not dispute, however, that CINAR is in the process of purchasing the touring rights to a live entertainment property. These touring rights are being purchased from a related party and the transaction will enrich an officer of the Company (presumably President Stuart Snyder). In addition to the obvious conflict of interest inherent in this transaction, the expenditure of US$6.6 million on a Live Entertainment division is incredibly risky and unlikely to generate a satisfactory return on invested capital as a result. In addition, this purchase complicates the Company's stabilizing business model and therefore is unlikely to enhance the Company's value to a potential acquirer.

Point 5: CINAR's cash-free / cash-out  synthetic stock option  (Performance
Unit) plan involves a potential transfer of windfall profits from CINAR's owners to its Board of Directors.

CINAR does not deny in the Petition Rebuttal that the synthetic option (Performance Unit) plan will provide Mr. Snyder, Mr. Despres and the balance of CINAR's Board with a massive financial windfall in the event of a premium change of control, nor does it deny that the Plan provides management with huge incentive to pump up the stock price since no dumping of stock is required to obtain the windfall profits pursuant to the cash payout feature of the Plan. The only misunderstandings that the shareholders may have held regarding the Plan were the result of CINAR's woefully inadequate and misleading disclosures in its 2002 Audited Financial Statements. Not only do such financial statements neglect to include the "strike price" of the synthetic options issued by (and to) the Board of Directors and management (thus preventing the reader from understanding the lucrative economics presented by the Units), but they also fail to disclose that the Performance Units fully vest without restriction on share appreciation on a change of control. These facts were also not mentioned by Mr. Despres in the Petition Rebuttal.

Conclusion: CINAR's Owners Want the Company to be Sold

In conclusion, the Petitioners are long-term owners who are extremely concerned that CINAR's new management may destroy what little value remains following years of Entertainment Division losses. The "rebuilding" strategy outlined recently by Mr. Despres and Mr. Snyder involves excessive risk, particularly when compared to the "bird in the hand" presented by a premium change of control transaction. The "rebuilding" strategy involves gambling millions of dollars of shareholder's capital on an Entertainment Division that arguably has never earned an unsubsidized profit since inception. The entertainment industry as a whole is littered with failed productions in both live entertainment (such as World Wrestling Federation's XFL disaster) and live action productions (such as Matt Mazer's as yet uncompleted Lord of The Dance). We demand that the Board of Directors take immediate steps to maximize shareholder value through an expeditious sale of the Company and that Mr. Despres resign as Chairman of CINAR. All necessary steps should be taken to generate the highest value for the Company's owners, including:

1. Refraining from entering new and risky lines of business that have a history of generating losses and will thus decrease CINAR's attractiveness to a potential acquirer.

2. Refraining from non-maintenance capital expenditures in failed lines of business such as CINAR's Entertainment Division, instead viewing CINAR's entertainment library as a source (rather than use) of cash.

3. Resolving all legacy issues at the lowest cost possible (i.e. not "giving away the store" to counterparties of legal disputes).

4. Setting up an open auction process utilizing Merrill Lynch to actively solicit bids for the Company or its assets.

Sincerely,

John P. Francis

President
Francis Capital Management, LLC

cc: Ms. Josee Deslauriers

                                    EXHIBIT J
                  [Francis Capital Management, LLC Letterhead]

April 4, 2003

Mr. Jean Lorrain
Director of Compliance and Enforcement
Quebec Securities Commission (CVMQ)
800 Square Victoria
P.O. Box 246
Tour De La Bourse
Montreal, Quebec H4Z1G3
Canada


Dear Mr. Lorrain:

Enclosed   with  this   letter  are   petitions   signed  by  owners   (the
"Petitioners") of 10.2 million shares of CINAR Corporation's Limited Voting (Class B) shares (the "Class B shares") in which the Petitioners are requesting the Quebec Securities Commission's assistance in achieving the following shareholder mandates that:

(i) CINAR Corporation be sold to the highest bidder in a professionally managed auction; and

(ii) Mr. Robert Despres be removed as Trustee of the Voting Trust Agreement
(the entity that controls the corporate governance of CINAR Corporation) and as Chairman of CINAR Corporation.

Francis Capital Management (FCM) is submitting the petitions to you to provide irrefutable evidence that many of CINAR's Class B shareholders believe that CINAR's management is not behaving in the best interests of the Company's owners, and that the sale of the CINAR Corporation and the removal of Mr. Despres is the desired solution to this problem.

I expect that you will also be receiving materially equivalent petitions from other shareholders. Taken together, I believe these petitions will likley account for a majority of the outstanding Class B shares. Additionally, the enclosed article from The Globe and Mail dated December 20, 2002 further details shareholders' discontent with Mr. Despres' Chairmanship of CINAR. When reading this article, please note that Mr. Richard M. Perry was quoted in support of Mr. Despres' removal. I was unable to reach Mr. Perry regarding this petition, but his firm reportedly controlled over 5% of CINAR's Class B shares at the time the article was written.

The sale of CINAR Corporation is clearly the optimal strategy for the company. It will ensure that the Company's long-suffering owners receive the highest possible value for their shares. CINAR owns assets that have substantial strategic value to numerous third-party acquirers. Moreover, given that the majority owners of the Class A (Multiple Voting) shares have publicly declared that an auction for such shares is being conducted by Desjardins Securities, CINAR Corporation is obviously "in play". The professionals at Merrill Lynch should be able to generate sufficient interest to conduct a robust auction that will ensure the highest price is received for these assets. Should Merrill Lynch not be the appropriate bank to sell CINAR's assets, I can recommend numerous alternatives who can conduct an effective auction.

Mr. Despres should be removed as the Trustee of the Voting Trust Agreement and as Chairman of CINAR Corporation. As detailed below, Mr. Despres continues to take actions that are destroying CINAR's value and impeding the potential sale of the Company. Moreover, CINAR's board of directors was handpicked by Mr. Despres (not elected by the Class B shareholders) and, unfortunately, does not appear to be protecting the interests of the Class B shareholders. Disputed actions taken by Mr. Despres and approved by his board during the past year include the following:

1. Mr. Despres hired Mr. Stuart Snyder as CINAR's President when the Company should be in the process of being sold

Mr. Despres' hiring of Stuart Snyder, an embattled entertainment executive, was an inappropriate and costly decision that was not in the best interests of CINAR's Class B shareholders. First, Mr. Snyder's three-year, $1.5 million cash and one million option compensation package was extremely expensive, given that Mr. Snyder will not likely be employed by CINAR's acquirer after a sale is completed. Moreover, Mr. Snyder's rich employment contract may prove to be an impediment to completing a transaction. Second, Mr. Despres' decision to hire Mr. Snyder is a clear signal that Mr. Despres is not serious about selling the Company. Given the fact that the owners of CINAR's Class A shares have put the controlling shares up for sale, Mr. Despres should be focusing his efforts on facilitating the sales process rather than wasting corporate resources on new management that will likely be viewed as a liability by potential acquirers.

2. Mr. Despres agreed to purchase a live entertainment company from a related party

Mr. Despres is in the process of further misallocating corporate resources with the announced purchase (2/20/03) of a live entertainment company from a related party. This acquisition is clearly inappropriate since it (i) will enrich a related party to CINAR's management, and (ii) is inconsistent with the goal of selling the company since an acquirer is unlikely to be interested in this division. Not only is this a waste of financial resources, but it is also a distraction to CINAR employees who will be forced to integrate the acquisition when they should be focused on selling the company. In our view, this decision reflects a bold rejection of CINAR's shareholders' interests and exposes Mr. Despres indifference to appropriate capital allocation policies.

3. Mr. Despres' "Performance Unit Plan" unjustly redistributes CINAR's equity to management and the board of directors

Mr. Despres has masterminded a "Performance Unit Plan" that unjustly redistributes a substantial amount of CINAR's equity value from the shareholders (both Class A and Class B) to CINAR's management and board of directors. This grant of synthetic options is an egregious misappropriation of CINAR's owners' capital, since the Company is (or should be) in the process of being sold.

The synthetic options underlying the "Performance Unit Plan" will deliver cash compensation to unit holders based on the increase in CINAR's stock price over the reported initial price of $1.80 per share. Approximately two million synthetic options (or 5% of CINAR's share base) were distributed to management and the board. Consequently, Mr. Despres and the board will receive $4.4 million for providing a caretaker's role over the Company's assets in the event that CINAR is sold for $4 per share. Mr. Snyder reportedly received one million synthetic options in his employment agreement. These options will deliver a cool $2.2 million to Mr. Snyder (in addition to his $1.5 million cash compensation) if CINAR is sold for $4 per share. Additionally, other board members, including Mr. Despres, will receive a collective $2.2 million in this scenario - monies that should go to CINAR's owners.

Mr. Despres himself reportedly received 100,000 synthetic options, from which he will receive several hundred thousand dollars upon the sale of the Company. It should be noted that such options were inexplicably granted in the month of October 2002, some 5 months after Mr. Despres and his board took over and after the value of CINAR's shares had fallen approximately 35% from the date that control of CINAR' was transferred to Mr. Despres (April 30, 2002).

Additionally, the structure of the "Performance Units" gives management a tremendous incentive to drive up CINAR's share price artificially, since they do not have to actually sell the shares of stock into the open market to obtain the cash provided by the Units. Unit holders must merely get the stock price up to a high level for a brief period of time, and then they can exercise the options, thus creating a substantial liability that CINAR must pay in cash. This is clearly a conflict with CINAR's shareholders who must actually sell stock into an illiquid market to realize a profit; the selling of which will depress the share price (and thus the proceeds) realized from the sale.

4.  Mr.   Despres  has  approved  two   settlements  of  litigation  at  an
unreasonably high cost to CINAR's owners

Mr. Despres' settlements of litigation related to (i) Carson-Dellosa and Highreach Learning management claims and (ii) the class action lawsuits, resulted in cash payments aggregating nearly $35 million, which in our view was unnecessarily costly for CINAR's shareholders. On May 3, 2002 CINAR announced the settlement of litigation with CINAR management that resulted in cash payments to CINAR officers of nearly $20 million, plus lucrative future employment contracts. Additionally, on August 2, 2002, Mr. Despres agreed to settle the class action lawsuits for $25 million, $14.6 million of which was to be paid by the Company. The combination of these settlements equated to approximately 30% of the market value of the Company, and 75% of the cash previously on the Company's balance sheet. In contrast, most class action settlements are settled in the range of 1-15% of the firm's market value at time of settlement. Since the first settlement was announced, the value of CINAR's Class B shares has fallen by nearly 20%.

-------------------------------------------------------------------------------

We are deeply concerned that Mr. Despres will continue to favor the non-sale alternative to accepting the highest acquisition proposal offered by potential acquirers, given his lucrative compensation by the Company. Not only does Mr. Despres stand to receive hundreds of thousands of dollars in compensation by maintaining control over the Company, but he also has the power to dispense potentially millions of dollars to board members and favored insiders through his position as Chairman of CINAR Corporation.

Our firm is particularity concerned by reports that Mr. Despres may have convinced the Quebec Securities Commission that the owners of CINAR's Class B shares either (i) benefit from Mr. Despres' efforts or (ii) want him to remain Chairman of CINAR Corporation. This letter and the Petitions should leave no doubt in your mind regarding the interests of many of CINAR's Class B shareholders. It should also be noted that FCM only contacted large institutional shareholders whose ownership interest and contact information were publicly available; we were unable to provide petitions to many smaller shareholders who likely desire the same shareholder maximization as the institutions represented. Additionally, several major shareholders represented verbally that they supported the shareholder mandates presented in the petition, but their firms' internal policies prevented them from participating.

In conclusion, the owners of CINAR Corporation want the company to be sold to the highest bidder. The primary impediment to this outcome appears to be the presence of Mr. Robert Despres. Consequently, I urge you to support and facilitate the shareholder mandates for (i) the sale of CINAR Corporation and
(ii) the removal of Mr. Robert Despres as Trustee of the Voting Trust Agreement and as Chairman of CINAR Corporation.

Sincerely,



John P. Francis

President
Francis Capital Management, LLC